- - -------------------------------------------------------------------------------
- - -------------------------------------------------------------------------------

                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, DC 20549



                                   FORM 11-K


              FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [FEE REQUIRED]
    For the fiscal year ended December 31, 1993


                                        OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED]
    For the transitional period from            to



Commission file number 1-7850


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                     EMPLOYEES' 401(k) PLAN OF PRIMERIT BANK


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            SOUTHWEST GAS CORPORATION

                 5241 Spring Mountain Road, Post Office Box 98510
                           Las Vegas, Nevada 89193-8510



- - -------------------------------------------------------------------------------
- - -------------------------------------------------------------------------------

ITEM 1.   FINANCIAL STATEMENTS AND EXHIBITS

          Listed below are all financial statements and exhibits filed as a part of this Annual Report:

          (a) Financial statements, including Statements of Net Assets Available for Benefits as of December 31, 1993 and 1992 and the related Statements of Changes in Net Assets Available for Benefits for each of the three years in the period ended December 31, 1993 and Notes to Financial Statements and Schedules I and II, together with the report thereon of Arthur Andersen & Co., independent public accountants (pages 3 - 16).

          (b)  Consent of Arthur Andersen & Co., independent public accountants.








                                    SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employees' 401(k) Plan of PriMerit Bank Committee have duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.





                                                    EMPLOYEES' 401(k) PLAN
                                                      OF PRIMERIT BANK





Date:  June 20, 1994                            By: /s/ Dan J. Cheever
                                                    ____________________________
                                                    Dan J. Cheever
                                                    President and
                                                    Chief Executive Officer

                     EMPLOYEES' 401(k) PLAN OF PRIMERIT BANK

                               FINANCIAL STATEMENTS

                         AS OF DECEMBER 31, 1993 AND 1992

               AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED

                               DECEMBER 31, 1993

                          TOGETHER WITH AUDITORS' REPORT

                     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Employees' 401(k) Plan Committee of PriMerit Bank:

We have audited the accompanying statements of net assets available for benefits of the Employees' 401(k) Plan of PriMerit Bank (the plan) as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1993. These financial statements and the schedules referred to below are the responsibility of the Plan Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments held at December 31, 1993, and reportable transactions for the year ended December 31, 1993, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                           ARTHUR ANDERSEN & CO.

Las Vegas, Nevada
March 16, 1994

                         EMPLOYEES' 401(k) PLAN OF PRIMERIT BANK
                      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                    DECEMBER 31, 1993


                                Southwest
                                Gas Corp
                                 Common                               Core
                                  Stock     Guaranteed   Balanced    Equity
                                 Account     Account     Account     Account      Total
                                ----------  ----------  ----------  ----------  ----------
ASSETS
- - ------

Investments, at market value
  (Notes 2 and 3):
  Southwest Gas Corporation
    common stock                $  619,329  $       --  $       --  $       --  $  619,329
  Guaranteed Account                    --   1,438,457          --          --   1,438,457
  Balanced Account                      --          --     191,610          --     191,610
  Core Equity Account                   --          --          --     328,043     328,043
  Dreyfus Treasury cash
    management fund                    235           7           6          86         334
                                ----------  ----------  ----------  ----------  ----------

                                   619,564   1,438,464     191,616     328,129   2,577,773

Notes receivable (Note 4)               --      42,485          --       1,500      43,985

Interest receivable                     28          23           9          12          72
                                ----------  ----------  ----------  ----------  ----------

                                $  619,592  $1,480,972  $  191,625  $  329,641  $2,621,830
                                ==========  ==========  ==========  ==========  ==========

LIABILITIES AND PLAN EQUITY
- - ---------------------------

Excess contributions payable:
  PriMerit Bank                 $    4,013  $       --  $       --  $       --  $    4,013
  Participants (Note 8)             14,838       1,204          15         179      16,236
                                ----------  ----------  ----------  ----------  ----------

                                    18,851       1,204          15         179      20,249
Plan equity, at market
  value (Note 6)                   600,741   1,479,768     191,610     329,462   2,601,581
                                ----------  ----------  ----------  ----------  ----------

                                $  619,592  $1,480,972  $  191,625  $  329,641  $2,621,830
                                ==========  ==========  ==========  ==========  ==========




                            See notes to financial statements

                         EMPLOYEES' 401(k) PLAN OF PRIMERIT BANK
                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                    DECEMBER 31, 1992


                                Southwest
                                Gas Corp
                                 Common                               Core
                                  Stock     Guaranteed   Balanced    Equity
                                 Account     Account     Account     Account      Total
                                ----------  ----------  ----------  ----------  ----------
ASSETS
- - ------

Investments, at market value
  (Notes 2 and 3):
  Southwest Gas Corporation
    common stock                $  472,849  $       --  $       --  $       --  $  472,849
  Guaranteed Account                    --   1,298,772          --          --   1,298,772
  Balanced Account                      --          --     182,523          --     182,523
  Core Equity Account                   --          --          --     345,890     345,890
  Dreyfus Treasury cash
    management fund                  1,292      10,226       3,599       6,755      21,872
                                ----------  ----------  ----------  ----------  ----------

                                   474,141   1,308,998     186,122     352,645   2,321,906

Notes receivable (Note 4)               --      39,134          --          --      39,134

Interest receivable                     12           6           2           3          23
                                ----------  ----------  ----------  ----------  ----------

                                $  474,153  $1,348,138  $  186,124  $  352,648  $2,361,063
                                ==========  ==========  ==========  ==========  ==========

LIABILITIES AND PLAN EQUITY
- - ---------------------------

Excess contributions payable:
  PriMerit Bank                 $    1,573  $       --  $       --  $       --  $    1,573
  Participants (Note 8)                 --      19,870       1,039       4,898      25,807
                                ----------  ----------  ----------  ----------  ----------

                                     1,573      19,870       1,039       4,898      27,380
Plan equity, at market
  value (Note 6)                   472,580   1,328,268     185,085     347,750   2,333,683
                                ----------  ----------  ----------  ----------  ----------

                                $  474,153  $1,348,138  $  186,124  $  352,648  $2,361,063
                                ==========  ==========  ==========  ==========  ==========




                            See notes to financial statements

                        EMPLOYEES' 401(k) PLAN OF PRIMERIT BANK
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                   DECEMBER 31, 1993


                                Southwest
                                Gas Corp
                                 Common                               Core
                                  Stock     Guaranteed   Balanced    Equity
                                 Account     Account     Account     Account      Total
                                ----------  ----------  ----------  ----------  ----------
Investment income:
  Dividends                     $   27,641  $       --  $       --  $       --  $   27,641
  Interest                             351         359          78         127         915
                                ----------  ----------  ----------  ----------  ----------

                                    27,992         359          78         127      28,556
                                ----------  ----------  ----------  ----------  ----------

Realized gain on investments:
  Aggregate cost                   137,585     342,985      77,704     146,099     704,373
  Aggregate proceeds               163,879     350,132      81,407     152,518     747,936
                                ----------  ----------  ----------  ----------  ----------

    Net gain                        26,294       7,147       3,703       6,419      43,563
                                ----------  ----------  ----------  ----------  ----------

Unrealized appreciation
  of investments                    48,016      91,133      17,986      30,437     187,572
                                ----------  ----------  ----------  ----------  ----------

Contributions:
  PriMerit Bank                    189,738          --          --          --     189,738
  Participants                          --     352,070      66,165      97,247     515,482
                                ----------  ----------  ----------  ----------  ----------

                                   189,738     352,070      66,165      97,247     705,220
                                ----------  ----------  ----------  ----------  ----------

Distributions to
  participants and
  beneficiaries                   (142,073)   (350,132)    (72,990)   (110,048)   (675,243)

Administrative expenses
  (Note 1)                         (21,770)         --          --          --     (21,770)

Transfer between funds                 (36)     50,923      (8,417)    (42,470)         --
                                ----------  ----------  ----------  ----------   ---------

Net increase (decrease)
  in plan equity                   128,161     151,500       6,525     (18,288)    267,898

Plan equity, beginning
  of year                          472,580   1,328,268     185,085     347,750   2,333,683
                                ----------  ----------  ----------  ----------  ----------

Plan equity, end of year        $  600,741  $1,479,768  $  191,610  $  329,462  $2,601,581
                                ==========  ==========  ==========  ==========  ==========




                            See notes to financial statements

                           EMPLOYEES' 401(k) PLAN OF PRIMERIT BANK
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                     DECEMBER 31, 1992


                                Southwest
                                Gas Corp
                                 Common                               Core
                                  Stock     Guaranteed   Balanced    Equity
                                 Account     Account     Account     Account      Total
                                ----------  ----------  ----------  ----------  ----------
Investment income:
  Dividends                     $   22,227  $       --  $       --  $       --  $   22,227
  Interest                             198         169          38          70         475
                                ----------  ----------  ----------  ----------  ----------

                                    22,425         169          38          70      22,702
                                ----------  ----------  ----------  ----------  ----------

Realized gain on investments:
  Aggregate cost                    51,160     150,571      19,604      31,562     252,897
  Aggregate proceeds                63,832     155,407      19,147      30,790     269,176
                                ----------  ----------  ----------  ----------  ----------

    Net gain (loss)                 12,672       4,836        (457)       (772)     16,279
                                ----------  ----------  ----------  ----------  ----------

Unrealized appreciation
  of investments                    80,062      83,437      10,852       9,884     184,235
                                ----------  ----------  ----------  ----------  ----------

Contributions:
  PriMerit Bank                    113,519          --          --          --     113,519
  Participants                          --     334,542      52,270      87,906     474,718
                                ----------  ----------  ----------  ----------  ----------

                                   113,519     334,542      52,270      87,906     588,237
                                ----------  ----------  ----------  ----------  ----------

Distributions to
  participants and
  beneficiaries                    (38,284)   (126,376)    (19,147)    (30,790)   (214,597)

Administrative expenses
  (Note 1)                         (21,592)         --          --          --     (21,592)

Transfer between funds                  --     (32,755)      7,902      24,853          --
                                ----------  ----------  ----------  ----------  ----------


Net increase in plan equity        168,802     263,853      51,458      91,151     575,264

Plan equity, beginning
  of year                          303,778   1,064,415     133,627     256,599   1,758,419
                                ----------  ----------  ----------  ----------  ----------

Plan equity, end of year        $  472,580  $1,328,268  $  185,085  $  347,750  $2,333,683
                                ==========  ==========  ==========  ==========  ==========




                            See notes to financial statements

                           EMPLOYEES' 401(k) PLAN OF PRIMERIT BANK
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                     DECEMBER 31, 1991


                                Southwest
                                Gas Corp
                                 Common                               Core
                                  Stock     Guaranteed   Balanced    Equity
                                 Account     Account     Account     Account      Total
                                ----------  ----------  ----------  ----------  ----------
Investment income:
  Dividends                     $   26,854  $       --  $       --  $       --  $   26,854
  Interest                             273         171          19          30         493
                                ----------  ----------  ----------  ----------  ----------

                                    27,127         171          19          30      27,347
                                ----------  ----------  ----------  ----------  ----------

Realized gain on investments:
  Aggregate cost                    54,040     171,679      12,904      29,718     268,341
  Aggregate proceeds                49,490     176,645      13,649      33,545     273,329
                                ----------  ----------  ----------  ----------  ----------

    Net gain (loss)                 (4,550)      4,966         745       3,827       4,988
                                ----------  ----------  ----------  ----------  ----------

Unrealized appreciation
  (depreciation) of
  investments                      (63,347)     70,134      24,253      44,871      75,911
                                ----------  ----------  ----------  ----------  ----------

Contributions:
  PriMerit Bank                     88,738          --          --          --      88,738
  Participants                          --     330,547      37,692      63,071     431,310
                                ----------  ----------  ----------  ----------  ----------

                                    88,738     330,547      37,692      63,071     520,048
                                ----------  ----------  ----------  ----------  ----------

Distributions to
  participants and
  beneficiaries                    (44,927)   (106,890)    (10,408)    (30,947)   (193,172)

Administrative expenses
  (Note 1)                          (9,728)         --          --          --      (9,728)

Transfer between funds              (1,099)    (44,821)      2,360      43,560          --
                                ----------  ----------  ----------  ----------  ----------

Net increase (decrease)
  in plan equity                    (7,786)    254,107      54,661     124,412     425,394

Plan equity, beginning
  of year                          311,564     810,308      78,966     132,187   1,333,025
                                ----------  ----------  ----------  ----------  ----------

Plan equity, end of year        $  303,778  $1,064,415  $  133,627  $  256,599  $1,758,419
                                ==========  ==========  ==========  ==========  ==========




                            See notes to financial statements

NOTE 1:  DESCRIPTION OF PLAN

The following description of the Employees' 401(k) Plan (the Plan) of PriMerit Bank (the Bank) provides summary information regarding the Plan.

General
- - -------

Effective January 1, 1988 the Bank offered to all its eligible employees participation in a voluntary defined contribution plan. All employees who were employed by the Bank on January 1, 1988 and who were at least age 21 on that date became participants on January 1, 1988. An employee hired after that date or reaching age 21 after that date is eligible to participate in the Plan on the applicable entry date on or following the date on which the employee reaches age 21 and has completed one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
- - -------------

Participants may contribute from one percent to ten percent of their annual wages, including bonuses, overtime pay and commissions. During 1993, the Bank's contribution was 50 percent of participants contributions not exceeding
3 percent of a participant's annual wages. During 1992 and 1991, the Bank contributed 25 percent of a participant's contributions not exceeding 1.5 percent of a participant's annual wages.

All of the Bank's contributions are invested in Southwest Gas Corporation (Southwest) common stock. The Bank is a wholly owned subsidiary.

Vesting
- - -------

Participants are immediately 100 percent vested in their voluntary contributions plus actual earnings thereon. Vesting in the contributions made by the Bank and in any earnings thereon is determined based on years of service with the Bank as follows:


                 Years of Service              Vested Percentage
                 ----------------              -----------------

                         1                              0%
                         2                             20%
                         3                             40%
                         4                             60%
                         5                             80%
                     6 or more                        100%

A participant will receive a year of service if the participant has worked at least 1000 hours in a Plan year.

Withdrawals from the Plan
- - -------------------------

The Plan permits distributions from participants' accounts when any of the following events occur: (1) participant reaches normal or deferred retirement age; (2) participant becomes permanently disabled while employed by the Bank;
(3) participant dies while employed by the Bank; (4) participant terminates employment with the Bank; (5) participant qualifies under a hardship withdrawal or a loan to withdraw amounts from the Plan and (6) the Bank terminates the Plan. All distributions from the Plan, except hardship withdrawals and loans, less than $3,500 will be paid in a single lump sum, while distributions greater than $3,500 from the Plan are made in the form of a annuity contract. A participant, or their beneficiary, may elect to waive the annuity form of distribution in favor of a single lump sum. Distributions, other than hardship withdrawals and loans, will be paid shortly after the end of the Plan year (or sooner, if administratively convenient) in the form selected by the participant or beneficiary.

Plan Expenses
- - -------------

Plan expenses were paid by the Plan via participants' forfeitures with the Bank paying any excess.

Plan Administration
- - -------------------

Bank of America acts as the trustee and the Bank is the administrator for all activities of the Plan.


NOTE 2:  VALUATION OF INVESTMENTS
- - ---------------------------------

All investments of the Plan are stated at quoted market value. The units of participation in the Guaranteed, Balanced and Core Equity accounts are valued based upon original cost plus accumulated net interest income and changes in value of the underlying investments.


NOTE 3:  ACCOUNT DESCRIPTIONS
- - -----------------------------

A description of the Plan accounts is as follows:

     SOUTHWEST COMMON STOCK ACCOUNT - The Bank's contributions are invested in common stock of its parent. At December 31, 1993, the Plan holds 38,708 shares of Southwest Gas common stock.

     GUARANTEED ACCOUNT - The account invests primarily in high-quality bonds and mortgages. The assets of the account are backed by the general assets of The Lincoln National Life Insurance Company (Lincoln Life) and are invested the same way as Lincoln Life's general investment account. The account guarantees principal, a minimum rate of return and a current interest crediting rate. At December 31, 1993, the Plan holds 1,121,460 units of the Guaranteed Account.

     BALANCED ACCOUNT - The account invests in a combination of stocks, bonds and money market instruments. At December 31, 1993, the Plan holds 58,539 units of the Balanced Account.

     CORE EQUITY ACCOUNT - The account invests primarily in large capitalization stocks of well-established companies. At December 31, 1993, the Plan holds 66,092 units of the Core Equity Account.

Lincoln National Investment Management Company (LNIMC) serves as the primary investment advisor for the Guaranteed, Balanced and Core Equity Accounts. The Guaranteed and Balanced Accounts are managed by LNIMC. The Core Equity Account is managed by Vantage Global Advisors.

Participants' contributions can be divided among the three investment options. The number of employees participating in each account during the three years ended December 31, are as follows:

                Southwest
                 Common                               Core
                  Stock    Guaranteed   Balanced     Equity
     Year        Account     Account    Account      Account
     ----       ---------  ----------   --------     -------

     1993          366        335         134          146
     1992          345        331         127          135
     1991          292        275          91          105


The total number of employees eligible to participate and the number participating in the Plan during each of the three years ended December 31, are as follows:


     Year    Eligible   Participating   Not Participating
     ----    --------   -------------   -----------------

     1993       684          366               318
     1992       598          345               253
     1991       525          292               233



NOTE 4:  NOTES RECEIVABLE
- - -------------------------

The Plan provides that participants may borrow against the balances in their accounts, subject to certain limitations specified in the Plan. Funds for loans are obtained through liquidation of participants' investment accounts. Payments on the loans include interest at a rate at or above the prime interest rate.


NOTE 5:  DISTRIBUTIONS AND FORFEITURES
- - --------------------------------------

The balances in the accounts of participating employees in Southwest common stock who withdrew from the Plan and the amounts disbursed or to be disbursed (see Note 6) to such employees in settlement thereof during each of the three years in the period ended December 31, were as follows:


                                   1993
                                   ----
                                                           Cost        Market
                                                        ---------     ---------
Balance in employees' account before withdrawals        $ 162,273     $ 190,359
Cash and securities disbursed in settlement thereof      (142,481)     (167,253)
                                                        ---------     ---------

Balances forfeited - non-vested portion                 $  19,792     $  23,106
                                                        =========     =========

                                   1992
                                   ----
                                                           Cost        Market
                                                        ---------     ---------

Balance in employees' account before withdrawals        $  64,036     $  80,888
Cash and securities disbursed in settlement thereof       (56,331)      (71,228)
                                                        ---------     ---------

Balances forfeited - non-vested portion                 $   7,705     $   9,660
                                                        =========     =========

                                   1991
                                   ----
                                                           Cost        Market
                                                        ---------     ---------

Balance in employees' account before withdrawals        $  48,127     $  42,407
Cash and securities disbursed in settlement thereof       (40,887)      (36,358)
                                                        ---------     ---------

Balances forfeited - non-vested portion                 $   7,240     $   6,049
                                                        =========     =========


NOTE 6:  PLAN EQUITY
- - --------------------

Plan equity at December 31, 1993 and 1992 includes withdrawing participants' accounts with aggregate market value of $273,934 and $166,050, respectively. These amounts became payable subsequent to year end.

At December 31, 1993, the trustee held for the Plan the following:

                            Southwest
                             Common                                     Core
                              Stock       Guaranteed     Balanced      Equity
                             Account       Account       Account       Account
                            ----------    ----------    ----------    ----------

Shares or units held by
  the trustee                   38,708     1,121,460        58,539        66,092
                            ==========    ==========    ==========    ==========

Market value per share
  or unit                   $    16.00    $     1.28    $     3.27    $     4.96
                            ==========    ==========    ==========    ==========

Average unrealized market
  appreciation per unit     $     2.25    $      .08    $      .35    $      .51
                            ==========    ==========    ==========    ==========

The average unrealized market appreciation per unit is not necessarily the same as the unrealized market appreciation per unit of a particular participant. Each participant's average unrealized market appreciation per share or unit at December 31, 1993 can be determined as the difference between the average cost of all units purchased for the participant's account and the market value per unit at such date.

NOTE 7:  PLAN TERMINATION
- - -------------------------

Although the Bank expects to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan at any time. Upon termination or complete discontinuance of contributions to the Plan, the participants will become 100 percent vested in all Bank contributions already allocated to participants' accounts.


NOTE 8:  FEDERAL INCOME TAXES
- - -----------------------------

The Bank has received a favorable determination letter from the Internal Revenue Service stating that the Plan, effective March 19, 1992, qualifies for deferred tax treatment of contribution under Section 401(k) of the Internal Revenue Code. The Internal Revenue Code requires that the Plan, on an annual basis, meet certain average deferral percentage tests in order to maintain its qualified plan status. At December 31, 1993 and 1992, the Plan did not comply with the average deferral percentage tests. In order to retain its qualified plan status, the Plan returned deferrals of $1,398 and $25,807 to participants for the years ended December 31, 1993 and 1992, respectively, and returned $14,838 of the Bank's contributions to participants for the year ended December 31, 1993. In addition, $4,013 and $1,573 of the Bank's contributions were returned to the Bank for the years ended December 31, 1993 and 1992, respectively.


NOTE 9:  SUBSEQUENT EVENT
- - -------------------------

At the Bank's March 1, 1994 Board of Directors' meeting the Board approved increasing the Bank's 401(k) Plan match to 100 percent of a participant's contributions not exceeding 6 percent of the participant's annual wages.  In addition, the Board approved (1) increasing the maximum contribution percentage from 10 percent of annual wages to 15 percent of annual wages; (2) adding two additional investment alternatives - a government/corporate bond account and a large capitalization account and (3) amending the Plan document due to certain changes in the Internal Revenue Code.  The changes are effective April 1, 1994.

                                                                      SCHEDULE I

                  EMPLOYEES' 401(k) PLAN OF PRIMERIT BANK
                    SCHEDULE OF INVESTMENTS ITEM 27a
                         HELD AT DECEMBER 31, 1993


                             Shares/Units       Cost          Value
                             ------------    ----------     ----------

Southwest Common
  Stock Account                   38,708     $  568,841     $  619,329

Guaranteed Account             1,121,460     $1,348,142     $1,438,457

Balanced Account                  58,539     $  173,621     $  191,610

Core Equity Account               66,092     $  297,719     $  328,043

Dreyfus Treasury Cash
  Management Fund                    334     $      334     $      334

                                                                                                            SCHEDULE II

                                       EMPLOYEES' 401(k) PLAN OF PRIMERIT BANK
                                    SCHEDULE OF REPORTABLE TRANSACTIONS ITEM 27d
                                         FOR THE YEAR ENDED DECEMBER 31, 1993




                                     Purchases                                          Sales
                            ----------------------------         ------------------------------------------------------
                             Number of                            Number of                       Original        Gain
    Description             Transactions         Cost            Transactions        Proceeds       Cost         (Loss)
- - ---------------------       ------------      ----------         ------------       ----------    ----------     ------
Guaranteed Account               10           $  205,100               4            $  163,730    $  160,388     $3,342

Dreyfus Treasury Cash
 Management Fund                133           $1,242,293             123            $1,263,915    $1,263,915         --

